SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .)

CNH GLOBAL N.V.

Form 6-K for the month of May 2012

List of Exhibits:

1.	News Release entitled, “CNH Welcomes UK Prime Minister David Cameron and Deputy Prime Minister Nick Clegg”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 9, 2012

CNH Welcomes UK Prime Minister David Cameron and

Deputy Prime Minister Nick Clegg

BASILDON, UK – (May 8, 2012) – CNH’s manufacturing plant in Basildon, UK, received a visit today by UK Prime Minister David Cameron and UK Deputy Prime Minister Nick Clegg.

Held in the presence of national and local press, the event was attended by Franco Fusignani, Head of New Holland Agricultural Equipment and of CNH International, Eduardo Teodorani-Fabbri, Head of CNH Corporate Development, and Derek Neilson, Head of Agricultural Manufacturing.

The Basildon manufacturing facility has a 47-year tradition of producing tractors for the medium-high market segment. Since its establishment, the factory has produced more than 1.8 million tractors. The site spans 40 hectares and employs around 1,000 people. This CNH plant is the only one that produces the innovative 110-270 horsepower tractor ranges, 92% of which are distributed worldwide. More than 5,000 farmers per year visit these premises and some receive specific training on the product.

“As the only key manufacturer in the UK agricultural equipment sector, we are committed to improving our competitiveness and leveraging the local agricultural heritage and know-how,” remarked Eduardo Teodorani-Fabbri, Head of CNH Corporate Development.

The Prime Minister and Deputy Prime Minister visited the facility and its 2km assembly line. The plant tour was followed by a Q&A session on site that was attended by around 200 employees.

On this occasion the Prime Minister said, “I was delighted to visit the CNH plant in Basildon today and meet its employees. A great example of a growing, successful company, CNH showcases the important role that manufacturing has to play as we work to rebalance our economy and foster sustainable economic growth.”

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The Deputy Prime Minister added, “It’s a privilege to see for myself the world leading work going on at CNH and to be able to speak to so many of the people key to that success—the Basildon plant’s workforce. The Coalition Government has been straining every sinew to rebalance the British economy and put manufacturing at its heart. Supporting job creation and growth is our number one priority for Britain. Manufacturing companies like CNH have an important role to play in building the stronger more balanced economy we need.”

“It is an honor for us to welcome the Prime Minister David Cameron and the Deputy Prime Minister Nick Clegg at our world class manufacturing facility in Basildon and to show our best in class products. I am proud to say that at this site we produce a tractor every four minutes and that the value of the production in 2011 exceeded 1.2 billion pounds,” commented Mr. Fusignani.

CNH UK belongs to the top 15 UK export companies and its products are exported to approximately 120 countries worldwide.

[end]

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

For more information contact:

CNH Corporate Communications

media.europe@cnh.com

Tel. 0039 011 0086345

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